K&L GATES LLP

Southeast Financial Center

Suite 3900

200 South Biscayne Boulevard

Miami, Florida 33131-2399

November 10, 2014

VIA EDGAR

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

Re:	Cellceutix Corporation Registration Statement on Form S-3 Filed October 30, 2014 File No. 333-199725

Dear Mr. Riedler:

On behalf of Cellceutix Corporation (the “Company”), we confirm receipt by the Company of the letter dated November 7, 2014 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing (the “Registration Statement”).  The Company’s responses to the Staff’s comments are set forth below.  For the convenience of the Staff, each comment is repeated verbatim with the Company’s response immediately following.

Exhibit 5.1 – Opinion of Burton Bartlett & Glogovac

COMMENT 1:

We direct your attention to the legal opinion of Burton, Bartlett & Glogovac, filed as Exhibit 5.1 to your registration statement. Regarding the debt securities, warrants, and units to be registered, please note that counsel must opine that each of these separate securities will be “binding obligations of the registrant.” Please revise the legal opinion accordingly. For further guidance, we direct you to Section II.B.1.e, II.B.1.f, and II.B.1.h of Staff Legal Bulletin No. 19.

RESPONSE:

In response to the Commission’s comment above, Burton, Bartlett & Glogovac has revised its legal opinion filed as Exhibit 5.1 and the Company has refiled said Exhibit in Amendment No. 1 to the Registration Statement.

We trust this response satisfactorily responds to your request.  Should you require further information, please contact me, Matthew Ogurick, Esq. of K&L Gates, LLP, at (305) 539-3352.

Sincerely,

	By	/s/ Matthew Ogurick
Name: Matthew Ogurick
K&L Gates, LLP
cc: Leo Ehrlich , Chief Executive Officer, Cellceutix Corporation